

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2014

<u>Via E-mail</u>
Dr. Johnny R. Thomas
Chief Executive Officer
Blue Earth, Inc.
2298 Horizon Ridge Parkway
Suite 205
Henderson, Nevada 89052

>   **Re: Blue Earth, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed March 3, 2014**
>   **File No. 000-54669**

Dear Dr. Thomas:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Twelve Months Ended December 31, 2013 Compared with Twelve Months Ended December 31, 2012, page 48

1.   Please tell us why you did not include a discussion of your results of operations by business segment. Refer to Item 303(A)(3)(i) of Regulation S-K.

Use of Estimates, page 52

2.   Please tell us why you disclose in the first sentence of the Critical Accounting Estimates
        section on page 52 that your MD&A is based on unaudited condensed consolidated
        financial statements.

Item 8. Financial Statements

Note 2 – Significant Accounting Policies

Intangible Assets, page F-9

3.   Please amend to disclose, consistent with FASB ASC 350-30-50-2(a)(1), the gross
        carrying amount and accumulated amortization in total and by major intangible asset
        class for your customer contracts and technology of $26,501,859.

Note 7 – Fair Value of Financial Instruments, page F-14

4.   We note your reference to a warrant derivative liability that was reduced to $0 during
        fiscal 2012. Please tell us the significant terms of the warrants and why you accounted
        for the warrants as derivatives, citing the accounting literature used and how you applied
        it to your facts and circumstances. Tell us why the valuation of the warrants decreased to
        $0 at December 31, 2012 and December 31, 2013.

Note 9 – Stockholders' Equity

Preferred Stock, page F-15

5.   Please tell us how you accounted for the warrants issued with your Series A, B, and C
        preferred stock and why. Explain how you applied the accounting literature to your facts
        and circumstances. Include a discussion of the fact that upon exercise of a warrant, the
        holder receives one share of common stock and another class of warrant.

6.   We note the disclosure in the fifth paragraph on page F-16. Please tell us if the Class B
        warrants include a call provision. If so, explain your accounting for the call.

Stock Purchase Warrants, page F-17

7.   We note from the second paragraph in this section that you reset the exercise price for
        3,597,500 options. Please tell us how you accounted for and valued the modification.
        Refer to FASB ASC 718-20-35.

Note 12 – Construction in Progress

Construction in Progress – Long Term, page F-21

8.   We note that you disclose your construction in progress represents designs for co-generation projects. To help us understand whether the assets represent physical assets in construction or an intangible asset related to contract rights, please tell us in sufficient detail about the nature of the underlying assets. Also tell us the estimated costs to complete the seven co-generation projects, the expected source of funds for the projects, the current status of each project, and the estimated timing of beginning and ending each project.

Note 13 – Related Party Transactions

Employment Contracts, page F-22

9.   We note that the terms of the performance warrants to purchase 1 million shares of common stock at an exercise price of $1.25 per share were subsequently revised so that the exercise price was reduced to $0.01, the term was extended and the vesting criteria was amended to remove the milestone criteria and to effectively vest immediately. Please tell us how you accounted for and valued the modification to these warrants. Refer to FASB ASC 718-20-35.

Note 16 – Acquisition of Subsidiaries, page F-24

10.   Please amend to disclose the method you used to determine the acquisition-date fair value of your common stock for each acquisition where the consideration included the issuance of your common stock consistent with FASB ASC 805-30-50-1(b)(4).

11.   For each contingent consideration arrangement, please tell us the amount you recognized as of the acquisition date for the arrangement and the method of determining the amount. Refer to FASB ASC 805-30-25-5. Tell us how you considered the disclosures required by FASB ASC 805-30-50-1(c).

12.   Please amend to show the pro forma revenues and earnings (losses) of the combined entities as though the IPS, GREG, IP and MPS business combinations that occurred during 2013 had occurred as of the beginning of 2012, or tell us if it is impracticable to provide this information and why, consistent with FASB ASC 805-10-50-2(h)(3).

13.   We note your discussions on pages 7 and 15 that you entered into a Purchase and Sale Agreement, dated as of July 26, 2012, with White Horse Energy, LLC. Under the agreement, you were to acquire 100% of the issued and outstanding limited liability company interests in Waianae PV-02, LLC, a Hawaii limited liability company (the "SPE"). You disclose that the SPE is the owner of certain rights to construct an

Dr. Johnny R. Thomas
Blue Earth, Inc.
April 2, 2014
Page 4

approximately 497 kilowatt photovoltaic solar energy system in Waianae, Hawaii. We do not see where you have discussed this transaction in the financial statements. Please respond to the following:

- Please tell us whether you acquired the rights, and, if so, how you accounted for the transaction. Discuss whether this was a business combination or an asset purchase and why. Refer to FASB ASC 805-10-25-1, 805-10-55-4 through 55-9, and 805-50-30-1 through 30-4.
- Tell us if the transaction is reflected in your financial statements.
- Tell us the status of the underlying projects as of December 31, 2013.

14. Please also provide us with your analysis regarding the IPS and IP acquisitions as to whether each transaction was a business combination or an asset purchase.

15. Please tell us the status of the Castrovilla guarantee discussed on page F-25 and whether you paid any amounts under the guarantee.

16. Please tell us how you determined the acquisition-date fair value of the construction in progress acquired from IPS, the technology acquired from IP, and the battery technology acquired from MPS. Refer to FASB ASC 805-20-30-1.

Note 17 – Operating Segments, page F-29

17. You disclose on page F-29 that you have three principal operating segments: construction of alternative energy facilities, HVAC construction and management, and energy efficiency remediation. Please respond to the following:

- Please explain why you only reflect two operating segments in the tables on page F-30.
- Please explain how you determined your reportable operating segments under FASB ASC 280-10-50.
- We note from your disclosure on page 5 that the company has five businesses including Blue Earth Solar, Blue Earth CHP, Blue Earth EMS, Blue Earth PPS, and Blue Earth EPS. Discuss whether each of these businesses is considered a reportable operating segment.

18. Please amend to disclose the following:

- The factors used to identify your reportable segments and the types of products and services from which each reportable segment derives its revenues. Refer to FASB ASC 280-10-50-21.
- The depreciation and amortization expense for each segment if depreciation and amortization expense are included in your measure of segment profit or loss. Refer to FASB ASC 280-10-50-22.

- Identify and describe all significant reconciling items. Refer to FASB ASC 280-10-50-31.

19. Please tell us whether your revenues from any single external customer amounted to 10 percent or more of your revenues for any of the periods presented. Refer to FASB ASC 280-10-50-42.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 55

20. Please amend to disclose the version of the Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission used in your assessment. We note the reference to the 1992 version in your independent registered public accounting firm's report on page 58.

Change in Internal Control Over Financial Reporting, page 56

21. You disclose that during the fourth quarter of 2013, management implemented some internal controls which remediated material weaknesses identified during their initial assessment of the effectiveness of the internal controls. Please respond to the following:

- Please tell us why you refer to the assessment conducted in the fourth quarter as your initial assessment of the effectiveness of internal controls. We note that management disclosed that it conducted an assessment of both disclosure controls and procedures and internal control over financial reporting in your December 31, 2012 Form 10-K on page 55.
- Explain why you disclosed in your September 30, 2013 Form 10-Q on page 21 that management concluded that your disclosure controls and procedures were effective given your disclosure on page 56 of the 10-K that you had material weaknesses.

Exhibit 23.1

22. Please request your independent registered public accounting firm to revise their consent to include a reference to their report, included on page F-1 of your Form 10-K, on the company's internal control over financial reporting.

Form 8-K dated July 24, 2013 and filed July 29, 2013

23. Please tell us why you did not file an amendment to your Form 8-K to include financial statements and pro forma information pursuant to Item 9.01 of Form 8-K for the acquisition of Intelligent Power, Inc.

Dr. Johnny R. Thomas
Blue Earth, Inc.
April 2, 2014
Page 6

Amendment No. 1 to Form 8-K dated July 15, 2013 filed September 27, 2013

Exhibit 99.2 Interim Financial Statements of GREG

24.   Please tell us why the financial statements of GREG from inception on February 21, 2013 through June 30, 2013 are unaudited. Explain how you considered Item 9.01(a) of Form 8-K.

Exhibit 99.4 Pro Forma Financial Information for IPS and GREG

25.   The company presents pro forma balance sheets as of June 30, 2013 and December 31, 2012. We note that the acquisition occurred on July 15, 2013. In future filings, to comply with Item 9.01(b)(1) and Item 11-02 of Regulation S-X, the company should only present one pro forma condensed balance sheet as of the end of the company's most recent period for which a consolidated balance sheet is required by Rule 3-01 of Regulation S-X (unless the transaction is already reflected in such balance sheet).

Amendment No. 1 to Form 8-K dated August 23, 2013 filed October 17, 2013

Exhibit 99.1

26.   Please tell us why the financial statements of MPS as of and for December 31, 2012 are unaudited. Explain to us how you considered Item 9.01 of Form 8-K and Rule 8-04(b) of Regulation S-X.

27.   Please amend to include an introductory paragraph which briefly sets forth a description of each of the transactions reflected in the pro forma statements, the entities involved and the periods for which the pro forma information is presented. Also include the following:

- Reference all adjustments to notes which clearly explain the assumptions involved; and
- Present the company's historical basic and diluted per share data and pro forma basic and diluted per share data on the face of the pro forma condensed statements of operations together with the number of shares used to compute such per share data.

Refer to Rule 11-02(b) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Senior Accountant, at (202) 551-3640, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant